UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .................... to ....................

Commission file number: (1-13888)

_________________________________________________________

UCAR CARBON SAVINGS PLAN

(Full title of the plan)

_________________________________________________________

GRAFTECH INTERNATIONAL LTD.

(Name of issuer of the securities held pursuant to the plan)

Brandywine West, 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803

(Address of principal executive office)

UCAR CARBON SAVINGS PLAN

TABLE OF CONTENTS

Financial Statements:

Statements of Assets Available for Benefits	Page 3

Statements of Changes in Assets Available for Benefits	Page 4

Notes to Financial Statements	Page 5

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	Page 10

Reports of Independent Registered Public Accounting Firm	Page 11

Signature	Page 13

Note: Other supplemental schedules not included have been omitted, as they are not applicable.

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UCAR CARBON SAVINGS PLAN

Statements of Assets Available for Benefits

	At December 31,
	2003	2004

ASSETS:
Investments, at fair value	$108,507,774	$109,362,241
Employer's contribution receivable	192,710	326,541

Assets available for benefits	$108,700,484	$109,688,782

See accompanying notes.

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UCAR CARBON SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

	For the Years Ended December 31,
	2003	2004
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$14,863,164	$1,862,511
Interest	2,587,265	2,292,267
Dividends	544,144	880,820

	17,994,573	5,035,598

Contributions:
Participants	3,514,923	3,756,376
Employer	2,089,527	2,599,628

	5,604,450	6,356,004

Total additions	23,599,023	11,391,602

DEDUCTIONS:
Benefits paid directly to participants	12,533,034	10,397,004
Asset transfers out	1,501,776	--
Other deductions	8,050	6,300

Total deductions	14,042,860	10,403,304

Net increase	9,556,163	988,298
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	99,144,321	108,700,484

End of year	$108,700,484	$109,688,782

See accompanying notes.

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UCAR CARBON SAVINGS PLAN Notes to Financial Statements December 31, 2003 and 2004

(1)	Description of the Plan

The following brief description of the UCAR Carbon Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more information.

General

The Plan is a defined contribution plan available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the “Company”). Employees are eligible to participate in the Plan upon the first day of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company is a wholly owned subsidiary of GrafTech International Ltd. (GTI) through which the Company conducts most of its United States operations. GTI is a publicly traded company on the New York Stock Exchange (NYSE) under the ticker symbol "GTI".

Contributions

Participating non-union and collectively bargained Columbia, TN, Lawrenceburg, TN and Clarksburg, WV employees can contribute 1% to 5% of their compensation into the Plan as basic contributions. An additional 0.5% to 50%, inclusive of participant compensation may be contributed as supplemental contributions. The Company contributes on behalf of each participating non-union and collectively bargained Columbia, TN, Lawrenceburg, TN and Clarksburg, WV employee an amount equal to 100% of the participant’s basic contributions up to 3% of pay and 50% of basic contributions up to another 2% of pay.

The Company makes an Employer Retirement Contribution on behalf of eligible participants in the amount of 2.5% of compensation up to the Social Security Taxable Wage Base for the Plan Year and 5% of compensation for amounts in excess of the Social Security Taxable Wage Base. Employees who were grandfathered under the UCAR Carbon Retirement Plan, employees covered by the Columbia, Tennessee collective bargaining agreement, employees covered by the Lawrenceburg, Tennessee collective bargaining agreement, and employees covered by the Clarksburg, WV collective bargaining agreement became eligible for Employer Retirement Contributions under this Plan as of April 1, 2003, May 1, 2003, August 1, 2003, and August 1, 2004, respectively.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 10 investment funds and the GrafTech International Ltd. Common Stock Fund. The funds represent a broad cross-section of the types of investments which participants may select on their own. They include eight funds managed by The Vanguard Group, one of the nation’s largest mutual fund companies; the GrafTech International Ltd. Common Stock Fund; the UAM ICM Small Company Stock Fund and

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the American Funds EuroPacific Growth Fund. Each fund strikes a different balance between potential returns and possible risks.

Contributions are subject to applicable Internal Revenue Code limitations.

Effective January 1, 2003, the Plan was amended to provide that all Company contributions under the Plan shall be made in the form of GrafTech International Ltd. common stock. Participants are not required to keep the Company matching contributions in the GrafTech International Ltd. Common Stock Fund. The day after a Company contribution is credited to the participant’s account, the money can be transferred to any of the Plan’s other investment options.

Vesting

Participants are vested immediately in their contributions (both before-tax and after-tax), Company matching contributions and any related investment earnings. Vesting in the Company's Employer Retirement Contribution and any related investment earnings occurs after five years of vesting service or on a participant’s normal retirement date, whichever is earlier.

Payment of Benefits

Upon termination of service due to death, disability or retirement and under specific situations of financial hardship, a participant or beneficiary will be paid the value of the participant's vested interest in his or her account as a lump-sum amount or in installments. The terminated participant must take an immediate payment or rollover to an IRA if his or her combined account balance is $5,000 or less. For an immediate payment, all the terminated participant’s investments will be sold, and he or she will receive a check for the entire value of his or her account. If the terminated participant has money invested in units of the GrafTech International Ltd. Common Stock Fund, he or she may elect to receive that portion of his or her account in stock or cash. If the terminated participant has more than $5,000 in the Plan, he or she may leave their money in the Plan until the April 1st following the year in which they reach age 70½. During that time, the terminated participant may not add to his or her individual participant account in the Plan, nor will the Company make any additional contributions to his or her account.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) fund earnings or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their accounts varying amounts between a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. All loans must have a definite repayment schedule, which provides for principal and interest payments to be made ratably through payroll deductions over a period not to exceed five years, except for home loans that may be repaid over a period not to exceed thirty years. The loans are secured by the balance in the participant's account and bear a fixed rate of interest based on current lending rates at the time the loan is originated. As of December 31, 2003 and 2004, the participants’ loan receivables were $1,910,721 and $1,833,288, respectively.

6

Forfeited Accounts

At December 31, 2003 and 2004, forfeited non-vested accounts totaled $1,525 and $1,843, respectively. These accounts will be used to reduce future employer contributions. Also, in the years ended December 31, 2003 and 2004, employer contributions were reduced by $46,051 and $13,330, respectively, from forfeited non-vested accounts.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in the Company's matching contributions.

Administrative expenses

The Company pays the majority of administrative expenses of the Plan, such as fees for record keeping, enrollment outsourcing, investment consulting and compliance testing. Any administrative expenses not paid by the Company are paid from the Plan assets.

(2)	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment company investments and common/collective trust investments are valued at the net asset value of shares held by the Plan. Shares of unitized common stock fund are valued at unit value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

Payment of Benefits

Benefit payments are recorded when paid.

Reclassification

Certain 2003 amounts have been reclassified to conform to the 2004 presentation.

(3)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2003, that the Plan and its related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving

7

the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)	Asset Transfers Out

Asset transfers out to other plans amounted to $1,501,776 in 2003 and pertained to GrafTech International Ltd.’s sale of its non-strategic composite tooling business based in Irvine, California in June 2003. The Plan had no asset transfers out in 2004.

(5)	Investments

Investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2004 are as follows:

	At December 31,
	2003	2004
Vanguard Retirement Savings Trust	$57,605,563	$56,655,757
Vanguard 500 Index Fund	11,288,844	11,416,445
Vanguard PRIMECAP Fund	8,516,555	9,199,371
Vanguard Value Index Fund	7,042,458	7,683,824
GrafTech International Ltd. Common Stock Fund	9,742,412	7,826,336

During 2003 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	For the years ended December 31,
	2003	2004

Net appreciation in fair value of investments:
Registered investment companies	$8,400,441	$4,304,051
GrafTech International Ltd. Common Stock Fund	6,462,723	(2,441,540)

	$14,863,164	$1,862,511

(6)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (“VFTC”). VFTC is the trustee as defined by the Plan. The Plan also invests in GrafTech International Ltd. common stock. GrafTech International Ltd. is the public parent company and the issuer of the publicly traded common stock held within the UCAR Carbon Savings Plan. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Loans to Participant qualify as party-in-interest transactions.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment

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securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

(8)	Subsequent Events

Effective April 1, 2005, terminated participants with vested individual participant account balances greater than $1,000 but less than $5,000, unless they elect otherwise, will be automatically rolled over into an individual retirement account held with the Vanguard Group 60 days after the date of termination. A lump-sum payment is required for any vested account balance less than or equal to $1,000.

Effective April 1, 2005, all new employees that become eligible to participate in the Plan will be automatically enrolled at a 5% deferral of eligible pre-tax compensation contributed to the Plan in an investment option designated by the Administrative Committee. If the employee does not wish to participate in the Plan the employee must elect not to participate.

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UCAR CARBON SAVINGS PLAN

Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN #06-1249029 Plan #002

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity value	(e) Current value

*	Vanguard 500 Index Fund	Registered investment company	$ 11,416,445
*	Vanguard PRIMECAP Fund	Registered investment company	9,199,371
*	Vanguard Value Index Fund	Registered investment company	7,683,824
*	Vanguard LifeStrategy Conservative Growth Fund	Registered investment company	3,694,449
	UAM: ICM Small Company Portfolio	Registered investment company	2,970,429
*	Vanguard LifeStrategy Growth Fund	Registered investment company	2,477,957
*	Vanguard LifeStrategy Moderate Growth Fund	Registered investment company	2,139,438
*	Vanguard LifeStrategy Income Fund	Registered investment company	1,793,709
	American Funds EuroPacific Growth Fund	Registered investment company	1,671,238
*	Vanguard Retirement Savings Trust	Common/Collective Trust	56,655,757
*	GrafTech International Ltd. Common Stock Fund	Common Stock	7,826,336
*	Participant loans	Interest rates ranging from 4.0% to 9.5%	1,833,288

			$109,362,241

* Indicates party-in-interest to the Plan.

Column (d), “Cost”, is not applicable as all investments are participant directed

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
UCAR Carbon Savings Plan
Wilmington, Delaware

We have audited the accompanying statement of assets available for benefits of UCAR Carbon Savings Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 25, 2004

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

UCAR Carbon Savings Plan

Wilmington, Delaware

We have audited the accompanying statement of assets available for benefits of the UCAR Carbon Savings Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Siegfried & Schieffer, LLC

Wilmington, Delaware

June 24, 2005

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SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UCAR CARBON SAVINGS PLAN

Date: June 24, 2005	By:	/s/ Corrado F. DeGasperis
Corrado F. DeGasperis

Vice President, Chief Financial
and Chief Information Officer,
GRAFTECH INTERNATIONAL LTD.

(Principal Financial Officer and Principal
Accounting Officer)

Chairman of the Savings Plan
Administrative Committee

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EXHIBIT INDEX

Exhibit

No.	Description

23.1 23.2	Consent of Deloitte & Touche LLP. Consent of Siegfried & Schieffer, LLC.